CAMDEN  AGRO-SYSTEMS  INC.
2285  St.  Laurent  Blvd.,  Building C6           Telephone: (613) 260-1108
Ottawa,  Ontario,  Canada,  K1G  4Z6              Facsimile:  (613) 738-4406
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                                12 February 2001

Mr.  Gordon  Robinson
Director
Hyaton  Organics  Inc.
c/o  Mr.  Clarke  Wilson
800  -  885  West  Georgia  St.
Vancouver,  BC
V6C  3H1

Dear  Mr.  Robinson:

SUBJECT:     CAMDEN  AGRO-SYSTEMS  INC.

With respect to the proposed sale of 9,000 common shares of Camden Agro-Systems Inc. ("CASI") held by Hyaton Organics Inc. ("Hyaton Organics") in exchange for Preferred Shares of CASI, we outline the following:

1. Consideration will be U.S.$100.00 and 1,000 Preference Shares of CASI with a face and redemption value of U.S.$1,000.00 per share with a dividend feature as outlined below. The share redemption and dividend shall be paid via a "royalty" of U.S.$1.34 per ton on the sale of all fertilizer and plant growth medium products sold or licenced by CASI under the three AAFC pending patents and the resulting patents therefrom. For each ton of said product sold or licenced by CASI, U.S.$1.00 shall be used for the Preference Share face value redemption and U.S.$0.34 shall be credited as a dividend. Payments shall be made semi-annually. On payment of the full face value of U.S.$1,000,000.00 all Preference Shares shall be redeemed and no further dividend shall be payable; however, once the face value of the Preferred Shares have been paid back in full, the dividend will convert to a perpetual royalty stream to the extend of U.S.$1.00 per ton. The royalty shall apply regardless of whether the patents are issued in any country. Hyaton Organics shall have the option after ten years from the date of this Agreement, if no Preference Shares have been redeemed, to convert the Preference Shares to common shares and the conversion rate shall provide Hyaton Organics with 2.5% of the outstanding common shares of CASI on the date of conversion. These Preferred Shares will be subordinated to the bank debt which is anticipated to be received in order to build the North Carolina plant.

2. The relevant "fertilizer" trademarks and the CASI Register will be transferred from Hyaton Organics and Kafus Industries Ltd. ("Kafus") to CASI as part of this deal.

This  transaction  will  be  effective  as  at  the  date  written  above.
Yours  truly,

CASI
/s/  Robert  Novitsky
Robert  Novitsky
President

ACKNOWLEDGED  AND  ACCEPTED
/s/  Gordon  Robinson                              Feb.  22  2001
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Gordon  Robinson                                        DATE